Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Mohawk Carpet, LLC
Mohawk Industries Retirement Plan 2:

We consent to the incorporation by reference in the registration statement (Nos. 333-249879 and 333-213078) on Form S 8 of Mohawk Industries, Inc. of our report dated June 18, 2021, with respect to the statement of net assets available for plan benefits of the Mohawk Industries Retirement Plan 2 as of December 31, 2020 and 2019, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2020, and the supplemental schedule H, Line 4i - schedule of assets (held at end of year), as of December 31, 2020, which appears in the December 31, 2020 annual report on Form 11 K of the Mohawk Industries Retirement Plan 2.

/s/ Warren Averett, LLC

Atlanta, Georgia
June 18, 2021